UNITED  STATES
SECURITIES  AND  EXCHANGE  COMMISSION
Washington,  D.C.    20549


SCHEDULE  13D

Under  the  Securities  Exchange  Act  of  1934
(Amendment  No.  2)


Crossmann  Communities,  Inc.
(Name  of  Issuer)


Common  Shares
(Title  or  Class  of  Securities)


22764E  10  9
(CUSIP  Number)


Steven  K.  Humke
Ice  Miller  Donadio  &  Ryan
One  American  Square,  Box  8200
Indianapolis,  Indiana  46282
(317)  236-2394
(Name,  Address  and  Telephone  Number  of  Person
Authorized  to  Receive  Notices  and  Communications)


September  17,  1997
Date  of  Event  Which  Requires  Filing  of  this  Statement




If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

CUSIP  No.    22764E  10  9

1.    NAME  OF  REPORTING  PERSON
    S.S.  or  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

    Richard  H.  Crosser

2.    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
    (a)
    (b)          [X]

3.    SEC  USE  ONLY

4.    SOURCE  OF  FUNDS

    00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

    U.S.A.

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH




 7.  SOLE VOTING POWER. . . .  1,670,517
 8.  SHARED VOTING POWER. . .     36,834
 9.  SOLE DISPOSITIVE POWER .  1,670,517
10.  SHARED DISPOSITIVE POWER     36,834


11.    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

    1,707,351

12.    CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

13.    PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  11

    15.4%

14.    TYPE  OF  REPORTING  PERSON

    IN

  SCHEDULE  13D

  Item  1.    Security  and  Issuer.

  This Schedule 13D relates to the Common Shares, no par value, of Crossmann Communities, Inc. ("Crossmann Communities"), an Indiana corporation, with principal executive offices at 9202 North Meridian Street, Suite 300, Indianapolis, Indiana 46268.

  Item  2.    Identity  and  Background.

  (a)    This  Schedule  13D  is  being  filed  by  Richard  H.  Crosser.

  (b) Mr. Crosser's business address is Crossmann Communities, Inc., 9202 North Meridian Street, Suite 300, Indianapolis, Indiana 46268.

  (c) Mr. Crosser is the President, Chief Operating Officer, and Director of Crossmann Communities, Inc., 9202 North Meridian Street, Suite 300, Indianapolis, Indiana 46268.

  (d) During the past five years, Mr. Crosser has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e) During the last five years, Mr. Crosser has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Crosser was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating the activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)    Mr.  Crosser  is  a  citizen  of  the  United  States  of  America.

Item  3.    Sources  and  Amount  of  Funds  or  Other  Consideration.

  Mr. Crosser is the beneficial owner of 1,707,351 Common Shares of Crossmann Communities, of which 1,670,517 Common Shares are held of record by the Richard H. Crosser Living Trust (the "Crosser Trust") and 36,834 Common Shares are held of record by the Fort- Cross Family Limited Partnership (the "Family Limited Partnership"). Mr. Crosser acquired beneficial ownership of the Common Shares of Crossmann Communities in connection with a reorganization (which occurred simultaneously with the Company's initial public offering in
1993) in which Crossmann Communities acquired all of the outstanding shares of Deluxe Homes, Inc., Deluxe Homes of Lafayette, Inc., Trimark Homes, Inc., Trimark Development, Inc. and Merit Realty, Inc. The Common Shares of the
Company were acquired in exchange for Mr. Crosser's common shares of the following entities: Deluxe Homes, Inc. (9,000), Trimark Homes, Inc. (50), Trimark Development, Inc. (10), and Trimark Realty, Inc. (400).
Item  4.    Purposes  of  Transaction.

  Mr. Crosser has no present plans or proposal which may relate to or would result in (a) the acquisition or disposition of additional securities of Crossmann Communities; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Crossmann Communities or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Crossmann Communities or any of its subsidiaries; (d) any change in the present Board of Directors or management of Crossmann Communities, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of Crossmann Communities; (f) any other material change in Crossmann Communities business or corporate structure; (g) changes in Crossmann Communities' Articles of Incorporation, Bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of Crossmann Communities by any person; (h) causing a class of securities of Crossmann Communities to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Crossmann Communities becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Items  5.    Interest  in  Securities  of  the  Issuer.

  (a) As of December 31, 1997, Mr. Crosser owned 1,707,351 Common Shares of Crossmann Communities which represents approximately 15.4% of Crossmann Communities issued and outstanding Common Shares as of that date (Includes (i) 1,670,517 Common Shares held of record by the Richard H. Crosser Living Trust and (ii) 36,834 Common Shares held of record by the Fort-Cross Family Limited Partnership).

  (b) Mr. Crosser has the sole power to vote and dispose of 1,670,517 of the Common Shares set forth in Item 5(a) and has the shared power to vote and dispose of 36,834 of the Common Shares set forth in Item 5(a).

  (c) (i) On September 17, 1997, Mr. Crosser sold 487,500 shares pursuant to a secondary offering of Common Shares of Crossmann Communities.

    (ii) On December 22, 1997, Mr. Crosser transferred 36,834 shares to the Fort- Cross Family Limited Partnership.

    (iii) On December 22, 1997, Mr. Crosser made gifts of 383 shares to each of Carrie Crosser, Clark Crosser, and Craig Crosser.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

  Not  applicable.

Item  7.  Material  to  be  Filed  as  Exhibits.

  Not  applicable.

    SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February  14,  1998

  By:    \s\    Richard  H.  Crosser
         Richard  H.  Crosser